

December 30, 2010

via U.S. mail and facsimile

Mr. J. Leland Strange
President and Chief Executive Officer
Intelligent Systems Corporation
4355 Shackleford Road
Norcross, GA 30093

> **Re: Intelligent Systems Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 23, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 9, 2010**
> **File No. 001-09330**

Dear Mr. Strange:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business, page 1
Information Technology Products and Services Segment, page 3

1. We note the revised language in the draft disclosure provided in response to comment six of our letter dated December 1, 2010. However, the disclosure still does not clearly convey the current status of the products. For example, in the second paragraph on page 5 of the draft disclosure, we note your reference to "development and limited sales activity." We further note your statement, "The company has focused on completing its suite of products and building the infrastructure and processes to be able to scale the business successfully before devoting extensive resources to sales and marketing." Other

disclosures indicate that you currently market the products. With a view toward future disclosure, please provide us with revised disclosure that clearly indicates the current status of your products.

<u>Item 8A(T). Controls and Procedures, page 16</u>
<u>Evaluation of Disclosure Controls and Procedures, page 16</u>

2. We note your response to comment 11 of our letter dated December 1, 2010. We note that you confirm that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Please also confirm to us, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective "at that reasonable assurance level". In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or, in her absence, Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748 with any questions.

Sincerely,

Pamela Long
Assistant Director